SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 6, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           --------                 ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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              CNOOC Signed First Deepwater Exploration Agreement

(Hong Kong, December 6th, 2002) - CNOOC Limited (the "Company", SEHK: 883;
NYSE: CEO) announced today that its parent company -- China National Offshore Oil Corporation ("CNOOC") inked a petroleum contract with Husky Oil China Limited for deepwater block 40/30 in the Pearl River Mouth Basin of the South China Sea.

This is the first deepwater exploration contract signed between CNOOC and foreign petroleum companies since it announced the tendering of deepwater areas in September. A number of foreign companies are still studying the geological data of the 12 deepwater blocks in the South China Sea offered by CNOOC in this September.

Block 40/30 is located about 100 kilometers southeast of Hainan Island in the Pearl River Mouth Basin. It covers a total area of about 6704 square kilometers with water depth between 600 to 1500 meters.

Under the terms of the contract, the exploration period will be divided into three phases. In the first phase of exploration, one wildcat of 1600 meters in depth is required. The minimum exploration expenditure is estimated to be US$10 million.

Husky pays 100 percent exploration expenditure and CNOOC has the right to farm in up to 51% working interest in any commercial discoveries in the block.

"We believe these new deepwater provinces will open new opportunities to us and our foreign partners." Mr. Ru Ke, Executive Vice President of the Company. "We are confident more interests will follow Husky's lead."


End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update


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publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:
Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/3141-8063
Fax: 852-2510-8199
E-mail:    anne.lui@knprhk.com
           -------------------
           Zelda.yung@knprhk.com
           ---------------------
           maggie.chan@knprhk.com
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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By: /s/ Cao Yunshi
                                              ---------------------
                                              Name: Cao Yunshi
                                              Title:  Company Secretary

Dated: December 6, 2002